Exhibit 21.1

MAXXAM INC.

PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

Listed below are MAXXAM Inc.'s principal subsidiaries as of December 31, 2006, organized by business segment, and the jurisdiction of their incorporation or organization. Certain subsidiaries have been omitted which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

FOREST PRODUCTS OPERATIONS:

Britt Lumber Co., Inc.	California
MAXXAM Group Inc.	Delaware
Salmon Creek LLC	Delaware
Scotia Development LLC	Texas
Scotia Pacific Company LLC	Delaware
The Pacific Lumber Company	Delaware

REAL ESTATE OPERATIONS:

FireRock LLC	Delaware
Lakepointe Assets LLC	Delaware
MAXXAM Property Company	Delaware
MCO Properties LP	Delaware
MCO Properties, Inc.	Delaware
Palmas Country Club, Inc.	Delaware
Palmas del Mar Properties, Inc.	Delaware

RACE PARK OPERATIONS:

Sam Houston Race Park, Ltd.	Texas

OTHER:

MAXXAM Group Holdings Inc.	Delaware